August 23, 2018

Steve Flechner
President
Discovery Gold Corp
P.O. Box 181062
Denver, CO 80218

       Re: Discovery Gold Corp
           Registration Statement on Form 10-12G
           Filed on July 30, 2018
           File No. 000-54709

Dear Mr. Flechner:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed July 30, 2018

Cautionary Note Regarding Forward-Looking Statements , page 3

1. We note that you refer to Section 27A of the Securities Act. Because you are an issuer of penny-stock, the safe harbor provisions for forward-looking statements of the Private
      Securities Litigation Reform Act of 1995 found in Section 27A of the Securities Act and
      Section 21E of the Securities Exchange Act does not apply to you. Please revise to delete all mention of this safe harbor.
General Business Plan, page 4

2. Revise to state whether the decision to acquire a particular entity will be subject to a shareholder vote.
 Steve Flechner
FirstName Gold Corp
Discovery LastNameSteve Flechner
Comapany NameDiscovery Gold Corp
August 23, 2018
August 23, 2018 Page 2
Page 2
FirstName LastName
Risk Factors, page 6

3. Since you are a shell company, please revise to disclose the requirements that must be met under Rule 144(i) for your security holders to be able to rely on Rule 144 for the resale of your shares, and the effect these restrictions may have on the liquidity of a holder's shares.
Plan of Operation, page 14

4. Disclose whether you have any substantial basis for your statement that you may be able to rely on advances from your principle shareholders, officers and directors to obtain funding.
5. Please disclose your plans to obtain the funding necessary to effect your business plan to merge with another entity. Discuss any obstacles or risks to obtaining such funding. In particular, explain that any public offering of securities will be subject to Rule 419.
Subsequent Events, page 20

6. Please file as an exhibit the agreement with your principal outstanding creditor and the two majority shareholders discussed in this section.
Directors and Executive Officers, page 21

7. Please provide clear disclosure regarding Stephen Flechner's principal business activities during the last five years, including dates.
Committees of the Board of Directors, page 22

8.       Revise to state who serves on the committees discussed.
Conflicts of Interest - General, page 22

9. Please revise to clarify your expectations regarding how much of their business time
         Messrs. Flechner and Shearing will devote to the business of the company.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at 202-
551-3436 or Paul Fischer, Attorney Adviser, at 202-551-3415, with any other questions.
 Steve Flechner
Discovery Gold Corp
August 23, 2018
Page 3


FirstName LastNameSteve Flechner   Sincerely,
Comapany NameDiscovery Gold Corp
                                   Division of Corporation Finance
August 23, 2018 Page 3             Office of Telecommunications
FirstName LastName